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SECI 08031830 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Avenue of The Americas
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

250 West Pratt St. (Address) Baltimore (City) MD (State) 21201 (Zip Code)

SEC Mail Processing Section
MAY 28 2008
Washington, DC
101

PROCESSED
JUN 06 2008
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John D. Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

ESPERANZA L. SPAULDING
Notary Public State of New York
No. 4844157
Qualified in Bronx County
Commission Expires January 31, 20 10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Report of Independent Auditors on the Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

March 31, 2008

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore, MD 21202
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly owned subsidiary of Royce & Associates, LLC, at March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation of determination for reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 23, 2008

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2008

Assets	
Cash	$ 6,249,515
Other assets	166,386
Total assets	$ 6,415,901

Liabilities and Stockholder's Equity	
Liabilities:	
Accrued distribution fees	$ 4,579,384
Other liabilities	18,569
Income taxes payable	57,260
Total liabilities	4,655,213
Commitments and Contingencies (Note 4)	
Stockholder's equity:	
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,959,000
Retained earnings (deficit)	(199,312)
Total stockholder's equity	1,760,688
Total liabilities and stockholder's equity	$ 6,415,901

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Operations
For the Year Ended March 31, 2008

Revenues:	
Distribution fees, net of waivers	$ 38,610,104
Expenses:	
Distribution fees to brokers	38,101,414
Communications	675,741
Insurance	62,165
Administrative fees and other expenses	214,259
Total expenses	39,053,579
Loss before income tax	(443,475)
Income tax benefit	168,413
Net loss	$ (275,062)

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2008

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance at March 31, 2007	1,000	$ 1,000	$ 759,000	$ 75,750	$ 835,750
Net loss	-	-	-	(275,062)	(275,062)
Capital contribution from Parent			1,200,000		1,200,000
Balance at March 31, 2008	1,000	$ 1,000	$ 1,959,000	$ (199,312)	$ 1,760,688

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Statement of Cash Flows

For the Year Ended March 31, 2008

Cash flows from operating activities:	
Net loss	$ (275,062)
Net changes in assets and liabilities:	
Income taxes receivable/payable	(21,159)
Other assets	(106,564)
Accrued distribution fees	(136,816)
Other liabilities	(151,436)
Cash used by operating activities	(691,037)
Cash flows from Financing activities:	
Capital contribution from Parent	1,200,000
Cash provided by financing activities	1,200,000
Cash at the beginning of the period	5,740,552
Cash at the end of period	$ 6,249,515

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds, and The Royce Capital Funds, which are open-end registered investment companies which have multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Pennsylvania Mutual Fund, Royce Opportunity Fund, Micro Cap Fund, Total Return Fund, Premier Fund, Special Equity Fund, Heritage Fund, Value Fund and Value Plus Fund, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Pennsylvania Mutual Fund, Royce Opportunity Fund, Micro-Cap Fund, Total Return Fund, Premier Fund, Special Equity Fund, Low-priced Stock Fund, Heritage Fund, Value Fund, Value Plus Fund, Technology Value Fund, Royce 100 Fund, Discovery Fund, Dividend Value Fund, Financial Services Fund, Global Value Fund, European Smaller-Companies Fund, Royce SMid-Cap Value Fund and Royce Capital Fund Micro-Cap and Small-Cap portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the Retirement Class of Pennsylvania Mutual Fund, Royce Opportunity Fund, Total Return Fund, Premier Fund, Low-Priced Stock Fund, Value Fund, and Value Plus Fund.

For the year ended March 31, 2008, the Company voluntarily waived the following fees from the classes of shares:

Service Class	
Royce Low-Priced Stock	$ 1,697,582
Royce Heritage	160,713
Royce Value	415,557
Royce Value Plus	1,709,299
Royce Technology Value	85,567
Royce 100	77,444
Royce Discovery	10,366
Royce Dividend Value	14,554
Royce Financial Services	12,026
Royce International Value	40,562
Royce International Small Companies	18,339
Royce Capital Fund – Micro Cap	4,506
Royce Capital Fund – Small Cap	3,506
Royce Mid Cap Value	1,635
	$ 4,251,656

Retirement Class	
Pennsylvania Mutual	$ 3,412
Royce Premier	616
Royce Low-Priced Stock	400
Royce Total Return	2,291
Royce Opportunity	392
Royce Value	264
Royce Value Plus	253
	$ 7,628

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Cash
The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company believes it has minimal credit risk with respect to those accounts.

D. Use of Estimates
The financial statements are prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Income Taxes

The Company has elected to be included in the consolidated federal income tax return with Legg Mason and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable. The provision for federal income taxes is determined as if the Company filed a separate return. The provision (benefit) for income taxes consists of:

Federal	$ (148,237)
State	(20,176)
	$ (168,413)

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes. There are no differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. As a result, there are no deferred tax assets or liabilities.

The Company has considered the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* and determined that it has no material uncertain tax positions for the year ended March 31, 2008.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2008, the Company had net capital of $ 1,556,544, which was $1,246,196 in excess of required capital of $310,348. The Company's percentage of aggregate indebtedness to net capital was 299.1 %.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption since all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has a relationship with the Parent whereby the Parent pays fees on behalf of its managed funds and the Company, which the Company reimburses to the Parent as the expense is incurred.

As noted above, the Company's income taxes are reported as part of the Legg Mason consolidated federal income tax returns. Legg Mason also files separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

SUPPLEMENTAL SCHEDULES

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2008

Total capital and allowable subordinated liabilities			$ 1,760,688
Deductions and/or charges			
Receivable from Parent	$ -		
Other assets	166,386		
Total non-allowable assets		$ 166,386	
Excess fidelity bond deductible		37,758	
Total deductions and/or charges			204,144
Net capital before haircuts on securities positions			1,556,544
Haircuts on securities positions			-
Net Capital			1,556,544
Computation of Alternate Net Capital Requirement			
Computed net capital required (6-2/3% of total aggregate indebtedness)		$ 310,348	
Minimum dollar net capital requirement		5,000	
Net capital requirement			310,348
Excess net capital			$ 1,246,196
Total aggregate indebtedness			$ 4,655,213
Percentage of aggregate indebtedness to net capital			299.1%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.

There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited amended Part IIA FOCUS filing as of May 14, 2008.

Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2008

The Company is not required to file the above schedule as it claims exemption from SEC Rule 15c3-3 under Paragraph (k)(1) of the Rule as all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

OTHER INFORMATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore, MD 21202
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of Royce Fund Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Royce Fund Services, Inc. (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our

study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland

May 23, 2008

END